FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 2/19/2013

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing fourth quarter 2013 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Daniel Novegil
Name: Pablo Brizzio	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: February 19, 2014

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces Fourth Quarter and Full Year 2013 Results

Luxembourg, February 19, 2014 – Ternium S.A. (NYSE: TX) today announced its results for the fourth quarter and full year period ended December 31, 2013.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of Fourth Quarter 2013 Results

	4Q 2013[1]	3Q 2013[1]		4Q 2012[2]

Steel Shipments (tons)	2,232,000	2,302,000	-3%	2,168,000	3%
Iron Ore Shipments (tons)	994,000	930,000	7%	497,000	100%
Net Sales (USD million)	2,116.0	2,143.8	-1%	2,071.0	2%
Operating Income (USD million)	295.6	266.1	11%	123.4	139%
EBITDA (USD million)	390.0	358.4	9%	227.6	71%
EBITDA per Ton [3] (USD)	174.7	155.7		105.0
EBITDA Margin (% of net sales)	18.4%	16.7%		11.0%
Equity in Losses of Non-Consolidated Companies	(4.5)	(0.9)		(295.8)
Net Income (Loss)(USD million)	171.1	136.0		(231.2)
Equity Holders' Net Income (Loss) (USD million)	125.6	97.8		(213.8)
Earnings per ADS (USD)	0.64	0.50		(1.09)

  EBITDA 4 of USD390.0 million in the fourth quarter 2013, 9% higher than EBITDA in the third quarter 2013 as a result of higher EBITDA per ton partially offset by seasonally lower steel shipments.
  Earnings per American Depositary Share (ADS) 5 of USD0.64 in the fourth quarter 2013
  Capital expenditures of USD158.2 million in the fourth quarter 2013, down from USD217.5 million in the third quarter 2013.
  Net debt position of USD1.5 billion at the end of December 2013, down from USD1.6 billion at the end of September 2013.

1 Iron ore shipments in 2013 included Ternium’s interest in Peña Colorada. Starting on January 1, 2013, Peña Colorada and Exiros have been proportionally consolidated. Comparative amounts for both companies show them as investments in non-consolidated companies and their results are included within “Equity in earnings (losses) of non-consolidated companies” in the consolidated income statement.

2 Certain comparative amounts have been reclassified to conform to changes in the current period presentation, and to reflect the changes related to the completion of the purchase price allocation of Usiminas.

3 Consolidated EBITDA divided by steel shipments

4 EBITDA in the fourth quarter 2013 equals operating income of USD295.6 million adjusted to exclude depreciation and amortization of USD94.5 million.

5 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Ternium’s operating income in the fourth quarter 2013 was USD295.6 million, USD29.5 million higher than in the third quarter 2013 as a result of a higher operating margin partially offset by seasonally lower steel shipments. Operating margin in the fourth quarter 2013 increased sequentially mainly due to higher steel revenue per ton in Mexico and Other Markets and a slight reduction in operating cost per ton 6 resulting principally from a lower cost of purchased slabs and raw materials.

Compared to the fourth quarter 2012, the company’s operating income in the fourth quarter 2013 was USD172.1 million higher due to improved operating margin and steel shipments. The year-over-year increase in operating margin was mainly due to a lower operating cost per ton principally from a lower cost of purchased slabs and raw materials. In addition, operating income in the fourth quarter 2012 reflected the decreased productivity caused by the stoppage of a blast furnace in Argentina.

Net income was USD171.1 million in the fourth quarter 2013, USD35.0 million higher than net income in the third quarter 2013 mainly due to the above mentioned higher operating income.  Relative to the prior-year period, net income in the fourth quarter 2013 increased by USD402.3 million mainly due to the above mentioned higher operating income and a USD298.0 million better result related to the investment in Usiminas, which in the fourth quarter 2012 included a USD275.3 million impairment charge.

6 Operating cost per ton equals cost of sales plus Selling, General & Administrative expenses divided by steel shipments.

Summary of Full Year 2013 Results

	FY 2013[1]	FY 2012[2]

Steel Shipments (tons)	8,988,000	8,768,000	3%
Iron Ore Shipments (tons)	4,243,000	1,863,000	128%
Net Sales (USD million)	8,530.0	8,608.1	-1%
Operating Income (USD million)	1,109.4	920.6	21%
EBITDA (USD million)	1,486.6	1,291.5	15%
EBITDA per Ton (USD)	165.4	147.3
EBITDA Margin (% of net sales)	17.4%	15.0%
Equity in Losses of Non-Consolidated Companies	(31.6)	(346.8)
Net Income (USD million)	592.9	190.9
Equity Holders' Net Income (USD million)	455.4	142.0
Earnings per ADS (USD)	2.32	0.72

  EBITDA 7 of USD1.5 billion in 2013, 15% higher than EBITDA in 2012 as a result of higher EBITDA per ton and steel shipments.
  Earnings per ADS 8 of USD2.32 in 2013.
  Capital expenditures of USD883.3 million in 2013, down from USD1.0 billion in 2012.

Operating income in 2013 was USD1.1 billion, 21% higher than in 2012 mainly due to higher operating margin and a 220,000 ton increase in steel shipments, as well as higher iron ore shipments to third parties as a result of the proportional consolidation in 2013 of Peña Colorada’s mining operations.  Operating margin in 2013 increased principally due to lower operating cost per ton, which resulted mainly from a lower cost of purchased slabs and raw materials, partially offset by lower steel revenue per ton in Mexico and Other Markets.

Net income in 2013 was USD592.9 million, USD402.0 million higher than net income in 2012, mainly due to a USD328.6 million better result related to the investment in Usiminas, which in 2012 included a USD275.3 million impairment charge, and a USD188.8 million higher operating income, partially offset by higher net financial and income tax expenses.

Mexican Power Plant Investment

Following the execution of an August 2013 memorandum of understanding for the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, as of February 2014, Ternium, Tenaris and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) have completed their initial investments in Techgen, S.A. de C.V., a Mexican project company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Tenaris and Ternium have also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

7 EBITDA in 2013 equals operating income of USD1.1 billion adjusted to exclude depreciation and amortization of USD377.1 million.

8 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Annual Dividend Proposal

Ternium’s board of directors proposed that an annual dividend of USD0.075 per share (USD0.75 per ADS), or approximately USD150.4 million in the aggregate, be approved at the company’s annual general shareholders’ meeting, which is scheduled to be held on May 7, 2014. If the annual dividend is approved at the shareholders’ meeting, it will be paid on May 16, 2014, with record-date of May 13, 2014.

Outlook

Ternium expects steel shipments to increase sequentially in the first quarter 2014, with an improvement in sales to industrial customers in Mexico partially offset by seasonally weaker volumes in Argentina. The company anticipates a relatively stable operating income in the first quarter 2014 compared to the fourth quarter 2013, as a result of the above mentioned increase in shipments being offset by a slightly lower operating margin, with a decrease in revenue per ton and stable operating cost per ton.

Analysis of Fourth Quarter 2013 Results

Net income attributable to Ternium’s equity holders in the fourth quarter 2013 was USD125.6 million, compared to a net loss of USD213.8 million in the fourth quarter 2012.  Including non-controlling interest, net income for the fourth quarter 2013 was USD171.1 million, USD402.3 million higher in comparison with the fourth quarter 2012. Earnings per ADS in the fourth quarter 2013 were USD0.64 compared to losses per ADS of USD1.09 in the fourth quarter 2012.

Net sales in the fourth quarter 2013 were USD2.1 billion, 2% higher than net sales in the fourth quarter 2012, mainly as a result of higher steel products net sales in Southern Region and Mexico, partially offset by lower steel products net sales in Other Markets. The following table shows Ternium’s total consolidated net sales for the fourth quarter 2013 and 2012:

	Net Sales (million USD)
	4Q 2013	4Q 2012	Dif.
Mexico	1,080.1	1,041.1	4%
Southern Region	747.1	691.5	8%
Other Markets	270.6	323.8	-16%
Total steel products net sales	2,097.8	2,056.4	2%
Other products[1]	10.9	7.9	38%
Total steel segment net sales	2,108.7	2,064.3	2%

Total mining segment net sales	110.1	47.1	134%
Intersegment eliminations	(102.8)	(40.4)	155%
Total net sales	2,116.0	2,071.0	2%

1   The item “Other products” primarily includes pig iron and pre-engineered metal buildings.

Cost of sales was USD1.6 billion in the fourth quarter 2013, a decrease of USD120.7 million compared to the fourth quarter 2012.  This was principally due to a USD152.1 million, or 11%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material and purchased slabs costs, partially offset by a 3% increase in shipment volumes and higher energy costs; and a USD31.4 million increase in other costs, including a USD24.5 million increase in labor cost and a USD14.5 million increase in maintenance expenses.

Selling, General & Administrative (SG&A) expenses in the fourth quarter 2013 were USD210.4 million, or 9.9% of net sales, an increase of USD13.5 million compared to the fourth quarter 2012, mainly due to higher taxes and contributions (other than income tax) and labor expenses, partially offset by lower services expenses.

Operating income in the fourth quarter 2013 was USD295.6 million, or 14.0% of net sales, compared to operating income of USD123.4 million, or 6.0% of net sales, in the fourth quarter 2012.  The following table shows Ternium’s operating income by segment for the fourth quarter 2013 and the fourth quarter 2012:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	4Q 2013	4Q 2012	4Q 2013	4Q 2012	4Q 2013	4Q 2012	4Q 2013	4Q 2012
Net Sales	2,108.7	2,064.3	110.1	47.1	(102.8)	(40.4)	2,116.0	2,071.0
Cost of sales	(1,646.3)	(1,745.8)	(66.4)	(25.1)	102.5	40.0	(1,610.2)	(1,730.9)
SG&A expenses	(205.5)	(196.6)	(4.9)	(0.4)	-	-	(210.4)	(197.0)
Other operating income, net	0.4	(19.7)	(0.2)	0.0	-	-	0.2	(19.7)
Operating income (expense)	257.2	102.3	38.7	21.6	(0.3)	(0.4)	295.6	123.4

EBITDA	340.2	202.1	50.1	25.9	(0.3)	(0.4)	390.0	227.6

Steel reporting segment

The steel segment’s operating income was USD257.2 million in the fourth quarter 2013, an increase of USD154.9 million compared to the fourth quarter 2012, reflecting higher sales and lower operating cost.  In addition, other income & expenses included in the fourth quarter 2012 non-recurring charges of USD19.9 million related to write-downs of PP&E.

Net sales of steel products in the fourth quarter 2013 increased 2% compared to the fourth quarter 2012, reflecting an USD8 decrease in revenue per ton, mainly due to lower steel prices in the Southern Region and Mexico. Shipments increased 64,100 tons, or 3%, compared to the fourth quarter 2012, mainly due to higher sales volume in the Southern Region and Mexico, partially offset by lower sales volume in Others Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	4Q 2013	4Q 2012	Dif.	4Q 2013	4Q 2012	Dif.	4Q 2013	4Q 2012	Dif.
Mexico	1,080.1	1,041.1	4%	1,274.6	1,219.7	4%	847	854	-1%
Southern Region	747.1	691.5	8%	672.8	597.7	13%	1,110	1,157	-4%
Other Markets	270.6	323.8	-16%	284.9	350.8	-19%	950	923	3%

Total steel products	2,097.8	2,056.4	2%	2,232.3	2,168.2	3%	940	948	-1%
Other products[1]	10.9	7.9	38%

Total steel segment	2,108.7	2,064.3	2%
[1] Primarily includes pig iron and pre-engineered metal buildings.

Operating cost decreased 5% due to a 7% decrease in operating cost per ton, partially offset by the above mentioned 3% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material and purchased slabs costs, partially offset by an increase in energy costs, maintenance expenses and labor cost.

Mining reporting segment

Net Sales of mining products in the fourth quarter 2013 were 134% higher than in the fourth quarter 2012. Shipments were 994,000 tons, 100% higher than in the fourth quarter 2012, and revenue per ton was USD111. The year-over-year differences were mainly due to the proportional consolidation of Peña Colorada.

	Mining segment
	4Q 2013	4Q 2012	Dif.
Net Sales (million USD)	110.1	47.1	134%
Shipments (thousand tons)	994.1	496.8	100%
Revenue per ton (USD/ton)	111	95	17%

The mining segment’s operating income was USD38.7 million in the fourth quarter 2013, an increase of USD17.1 million compared to the fourth quarter 2012 mainly as a result of the proportional consolidation of Peña Colorada’s mining operations in the fourth quarter 2013.

EBITDA in the fourth quarter 2013 was USD390.0 million, or 18.4% of net sales, compared to USD227.6 million, or 11.0% of net sales, in the fourth quarter 2012.

Net financial results were a USD30.4 million loss in the fourth quarter 2013, compared to a USD27.4 million loss in the fourth quarter 2012.

During the fourth quarter 2013, Ternium’s net interest results totaled a loss of USD22.6 million, a USD5.1 million better result than in the fourth quarter 2012, reflecting lower indebtedness and weighted average interest rates.

Equity in results of non-consolidated companies was a loss of USD4.5 million in the fourth quarter 2013, compared to a loss of USD295.8 million in the fourth quarter 2012 that included a write-down of Ternium’s investment in Usiminas of USD275.3 million.

Income tax expense in the fourth 2013 was USD89.6 million, or 34% of income before income tax expense, compared with an income tax expense of USD31.4 million in the fourth quarter 2012, or -16% of income before income tax expense. The effective tax rate for the fourth quarter 2012 was impacted by losses stemming from the investment in Usiminas (including the above mentioned write-down) that reduced Ternium’s taxable income in that quarter.

Net gain attributable to non-controlling interest in the fourth quarter 2013 was USD45.5 million, compared to a net loss of USD17.4 million in the same period in 2012, mainly due to higher result attributable to non-controlling interest in Siderar.

Analysis of Full Year 2013 Results

Net income attributable to Ternium’s equity holders in 2013 was USD455.4 million, compared to USD142.0 million in 2012.  Including non-controlling interest, net income in 2013 was USD592.9 million, USD402.0 million higher compared to 2012. Earnings per ADS in 2013 were USD2.32, compared to earnings per ADS of USD0.72 in 2012.

Net sales in 2013 were USD8.5 billion, 1% lower than net sales in 2012, mainly as a result of lower steel products sales in Mexico and Other Markets, partially offset by higher steel products sales in the Southern Region and higher iron ore sales to third parties. The following table shows Ternium’s total consolidated net sales for 2013 and 2012:

	Net Sales (million USD)
	2013	2012	Dif.
Mexico	4,230.1	4,457.3	-5%
Southern Region	2,944.7	2,737.4	8%
Other Markets	1,251.2	1,377.2	-9%
Total steel products net sales	8,426.0	8,572.0	-2%
Other products[1]	33.9	29.2	16%
Total steel segment net sales	8,459.9	8,601.1	-2%

Total mining segment net sales	386.5	190.7	103%
Intersegment eliminations	(316.4)	(183.8)	72%
Total net sales	8,530.0	8,608.1	-1%

1   The item “Other products” primarily includes pig iron and pre-engineered metal buildings.

Cost of sales was USD6.6 billion in 2013, a decrease of USD266.1 million compared to 2012.  This was principally due to a USD371.4 million, or 7%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material and purchased slabs costs, partially offset by a 3% increase in steel shipment volumes and higher energy costs; and a USD105.3 million increase in other costs, including a USD56.1 million increase in labor cost and a USD52.7 million increase in maintenance expenses.

Selling, General & Administrative (SG&A) expenses in 2013 were USD843.3 million, or 9.9% of net sales, an increase of USD34.1 million compared to 2012, mainly including higher taxes and contributions (other than income tax), labor expenses and freight and transportation expenses, partially offset by lower services and fees expenses.

Operating income in 2013 was USD1.1 billion, or 13.0% of net sales, compared to operating income of USD920.6 million, or 10.7% of net sales, in 2012.  The following table shows Ternium’s operating income by segment for 2013 and 2012:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	2013	2012	2013	2012	2013	2012	2013	2012
Net Sales	8,459.9	8,601.1	386.5	190.7	(316.4)	(183.8)	8,530.0	8,608.1
Cost of sales	(6,645.2)	(6,909.5)	(268.3)	(132.8)	313.2	175.9	(6,600.3)	(6,866.4)
SG&A expenses	(820.3)	(804.7)	(23.0)	(4.5)	-	-	(843.3)	(809.2)
Other operating income, net	23.1	(12.3)	(0.1)	0.4	-	-	23.0	(11.9)
Operating income (expense)	1,017.5	874.6	95.1	53.8	(3.2)	(7.9)	1,109.4	920.6

EBITDA	1,361.9	1,229.9	127.8	69.4	(3.2)	(7.9)	1,486.6	1,291.5

Steel reporting segment

The steel segment’s operating income was USD1.0 billion in 2013, an increase of USD142.8 million compared to 2012, reflecting lower operating cost partially offset by lower net sales.

Net sales of steel products in 2013 decreased 2% compared to 2012, reflecting a USD40 decrease in revenue per ton, mainly due to lower steel prices in Mexico and Other Markets. Shipments increased 220,000 tons compared to 2012, or 3%, mainly due to higher sales volume in the Southern Region and Mexico.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	2013	2012	Dif.	2013	2012	Dif.	2013	2012	Dif.
Mexico	4,230.1	4,457.3	-5%	4,984.9	4,952.4	1%	849	900	-6%
Southern Region	2,944.7	2,737.4	8%	2,633.1	2,444.5	8%	1,118	1,120	0%
Other Markets	1,251.2	1,377.2	-9%	1,370.3	1,371.2	0%	913	1,004	-9%

Total steel products	8,426.0	8,572.0	-2%	8,988.4	8,768.2	3%	937	978	-4%
Other products[1]	33.9	29.2	16%

Total steel segment	8,459.9	8,601.1	-2%
[1] Primarily includes pig iron and pre-engineered metal buildings.

Operating cost decreased 3%, due to a 6% decrease in operating cost per ton, partially offset by a 3% increase in shipment volumes. The decrease in operating cost per ton was mainly due to lower raw material and purchased slabs costs, partially offset by higher energy costs, maintenance expenses and labor cost.

Mining reporting segment

Net Sales of mining products in 2013 were 103% higher than in 2012. Shipments were 4.2 million tons, 128% higher than in 2012, and revenue per ton was USD91, 11% lower than in 2012. The year-over-year differences were mainly due to the proportional consolidation of Peña Colorada.

	Mining segment
	2013	2012	Dif.
Net Sales (million USD)	386.5	190.7	103%
Shipments (thousand tons)	4,243.0	1,862.6	128%
Revenue per ton (USD/ton)	91	102	-11%

The mining segment’s operating income was USD95.1 million in 2013, an increase of USD41.3 million compared to 2012 mainly reflecting the proportional consolidation of Peña Colorada’s mining operations in 2013.

EBITDA in 2013 was USD1.5 billion, or 17.4% of net sales, compared with USD1.3 billion, or 15.0% of net sales, in 2012.

Net financial results were a USD135.5 million loss in 2013, compared with a USD121.6 million loss in 2012.

During 2013, Ternium’s net interest results totaled a loss of USD106.3 million, USD18.9 million lower than in 2012, reflecting lower indebtedness and weighted average interest rates.

Equity in results of non-consolidated companies was a loss of USD31.6 million in 2013, compared to a loss of USD346.8 million in 2012, which included a write-down of Ternium’s investment in Usiminas of USD275.3 million.

Income tax expense in 2013 was USD349.4 million, or 37% of income before income tax, compared with an income tax expense of USD261.2 million in 2012, or 58% of income before income tax. Income tax expense in 2013 included a deferred income tax charge of USD24.0 million related to the introduction of a new withholding tax on dividend distributions in Argentina, among other charges.  The effective tax rate for 2012 was impacted by losses stemming from the investment in Usiminas (including the above mentioned write-down) that were recorded in 2012 and reduced Ternium’s taxable income in that year.

Net income attributable to non-controlling interest in 2013 was USD137.5 million, compared to USD48.9 million in 2012, mainly due to a higher result attributable to non-controlling interest in Siderar.

Cash Flow and Liquidity

Net cash provided by operating activities in 2013 was USD1.1 billion. Working capital decreased USD114.6 million in 2013 as a result of an aggregate USD137.1 million decrease in trade and other receivables and an aggregate USD93.3 million increase in accounts payable and other liabilities, partially offset by a USD115.8 million increase in inventories.

Capital expenditures in 2013 were USD883.3 million. Ternium’s ongoing projects included, among others, in Mexico the construction of a greenfield facility for the manufacture of cold rolled and galvanized steel products (Pesquería/Tenigal projects, in ramp-up period) and, in Argentina, the expansion of specialty steel production capacity, repairs and enhancements at the coking and blast furnace areas, and the expansion and enhancements at the hot strip mill.

In 2013, Ternium had free cash flow of USD208.9 million 9. The company’s net repayments of borrowings in 2013 were USD270.8 million. In addition, net dividends paid to shareholders were USD127.6 million and net dividends paid to minority shareholders were USD66.7 million. As of December 31, 2013, Ternium’s net debt position was USD1.5 billion 10.

Net cash provided by operating activities in the fourth quarter 2013 was USD246.7 million.  Working capital increased USD9.7 million in the fourth quarter 2013 as a result of a USD187.4 million increase in inventories, partially offset by an aggregate USD106.2 million decrease in trade and other receivables and an aggregate USD71.5 million net increase in accounts payable and other liabilities. Ternium had free cash flow of USD88.5 million 11 in the period.

9   Free cash flow in 2013 equals net cash provided by operating activities of USD1.1 billion less capital expenditures of USD883.3 million.

10 Net debt position at December 31, 2013 equals borrowings of USD2.0 billion less cash and equivalents plus other investments of USD0.5 billion.

11 Free cash flow in the fourth quarter 2013 equals net cash provided by operating activities of USD246.7 million less capital expenditures of USD158.2 million.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 10.8 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

Consolidated Income Statement

USD million	4Q 2013	4Q 2012	2013	2012

Net sales	2,116.0	2,071.0	8,530.0	8,608.1
Cost of sales	(1,610.2)	(1,730.9)	(6,600.3)	(6,866.4)
Gross profit	505.8	340.0	1,929.7	1,741.7
Selling, general and administrative expenses	(210.4)	(197.0)	(843.3)	(809.2)
Other operating income (expenses), net	0.2	(19.7)	23.0	(11.9)
Operating income	295.6	123.4	1,109.4	920.6

Interest expense	(26.9)	(31.9)	(120.3)	(144.4)
Interest income	4.3	4.3	13.9	19.2
Other financial (expenses) income, net	(7.9)	0.2	(29.2)	3.6
Equity in losses of non-consolidated companies	(4.5)	(295.8)	(31.6)	(346.8)
Income (Loss) before income tax expense	260.6	(199.8)	942.3	452.1
Income tax expense	(89.6)	(31.4)	(349.4)	(261.2)
Profit (Loss) for the period	171.1	(231.2)	592.9	190.9

Attributable to:
Equity holders of the Company	125.6	(213.8)	455.4	142.0
Non-controlling interest	45.5	(17.4)	137.5	48.9
Profit (Loss) for the period	171.1	(231.2)	592.9	190.9

Consolidated Statement of Financial Position

USD million	December 31, 2013	December 31, 2012

Property, plant and equipment, net	4,708.9	4,438.1
Intangible assets, net	961.5	965.2
Investments in non-consolidated companies	1,375.2	1,710.7
Other investments	-	7.0
Derivative financial instruments	1.5	-
Deferred tax assets	24.9	12.5
Receivables, net	79.4	72.8
Trade receivables, net	1.8	5.0
Total non-current assets	7,153.2	7,211.4

Receivables	112.4	187.2
Derivative financial instruments	-	0.1
Inventories, net	1,941.1	2,000.1
Trade receivables, net	671.5	735.1
Other investments	169.5	160.8
Cash and cash equivalents	307.2	560.3
Total current assets	3,201.7	3,643.6

Non-current assets classified as held for sale	17.8	12.0

Total assets	10,372.6	10,867.0

Capital and reserves attributable to the company's equity holders	5,340.0	5,369.2
Non-controlling interest	998.0	1,065.7

Total Equity	6,338.0	6,434.9

Provisions	14.0	17.5
Deferred tax liabilities	605.9	657.2
Other liabilities	345.4	310.6
Trade payables	15.2	18.3
Derivative financial instruments	-	0.3
Borrowings	1,204.9	1,302.8
Total non-current liabilities	2,185.4	2,306.6

Current income tax liabilities	92.0	86.7
Other liabilities	203.3	154.9
Trade payables	755.9	762.2
Borrowings	797.9	1,121.6
Total current liabilities	1,849.2	2,125.4

Total liabilities	4,034.6	4,432.1

Total equity and liabilities	10,372.6	10,867.0

Consolidated Statement of Cash Flows

USD million	4Q 2013	4Q 2012	2013	2012

Profit (Loss) for the period	171.1	(231.2)	592.9	190.9

Depreciation and amortization	94.5	104.2	377.1	370.9
Equity in losses of non-consolidated companies	4.5	295.8	31.6	346.8
Changes in provisions	1.8	1.1	7.3	5.8
Net foreign exchange results and others	(46.7)	13.8	9.6	75.4
Interest accruals less payments	1.6	13.9	(16.9)	0.8
Income tax accruals less payments	29.6	(24.8)	(24.2)	41.0
Changes in working capital	(9.7)	103.7	114.6	23.5

Net cash provided by operating activities	246.7	276.5	1,092.2	1,055.1

Capital expenditures	(158.2)	(312.4)	(883.3)	(1,022.6)
Proceeds from the sale of property, plant & equipment	0.6	0.7	2.1	2.1
Acquisition of business/stake - Purchase consideration	-	-	-	(2,243.6)
Acquisition of non-controlling interest	-	-	(0.9)	-
Dividends received from non-consolidated companies	0.2	-	0.2	4.7
(Increase) Decrease in Other Investments	(8.4)	1.4	(1.8)	127.9
Proceeds from Sidor financial asset	-	136.7	-	136.7

Net cash used in investing activities	(165.8)	(173.6)	(883.7)	(2,994.7)

Dividends paid in cash to company's shareholders	-	-	(127.6)	(147.2)
Dividends paid in cash by subsidiary companies	(39.3)	-	(66.7)	(15.9)
Contributions from non-controlling shareholders in consolidated subsidiaries	-	-	-	41.7
Proceeds from borrowings	890.9	246.4	1,863.9	1,284.7
Repayments of borrowings	(943.8)	(115.1)	(2,134.7)	(815.0)

Net cash (used in) provided by financing activities	(92.2)	131.3	(465.1)	348.2

(Decrease) Increase in cash and cash equivalents	(11.3)	234.2	(256.7)	(1,591.5)

Shipments
Thousand tons	4Q 2013	4Q 2012	3Q 2013	2013	2012

Mexico	1,274.6	1,219.7	1,269.7	4,984.9	4,952.4
Southern Region	672.8	597.7	689.0	2,633.1	2,444.5
Other Markets	284.9	350.8	343.0	1,370.3	1,371.2
Total steel segment	2,232.3	2,168.2	2,301.8	8,988.4	8,768.2

Total mining segment	994.1	496.8	930.0	4,243.0	1,862.6

Revenue / ton
USD/ton	4Q 2013	4Q 2012	3Q 2013	2013	2012

Mexico	847	854	833	849	900
Southern Region	1,110	1,157	1,113	1,118	1,120
Other Markets	950	923	903	913	1,004
Total steel segment	940	948	927	937	978

Total mining segment	111	95	80	91	102

Net Sales
USD million	4Q 2013	4Q 2012	3Q 2013	2013	2012

Mexico	1,080.1	1,041.1	1,057.1	4,230.1	4,457.3
Southern Region	747.1	691.5	767.1	2,944.7	2,737.4
Other Markets	270.6	323.8	309.8	1,251.2	1,377.2
Total steel products	2,097.8	2,056.4	2,134.0	8,426.0	8,572.0
Other products[1]	10.9	7.9	9.5	33.9	29.2
Total steel segment	2,108.7	2,064.3	2,143.5	8,459.9	8,601.1

Total mining segment	110.1	47.1	74.7	386.5	190.7

Total steel and mining segments	2,218.8	2,111.4	2,218.2	8,846.4	8,791.8

Intersegment eliminations	-102.8	-40.4	-74.4	-316.4	-183.8

Total net sales	2,116.0	2,071.0	2,143.8	8,530.0	8,608.1
[1] Primarily includes pig iron and pre-engineered metal buildings.